Exhibit 99.1
Duoyuan Global Water Inc. Announces Pending Management
Transition
CFO Departure Announced
Beijing, China, April 4, 2011 — Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, today announced a pending executive management transition. The Company’s Chief Financial Officer, Stephen C. Park, announced his intention to leave the Company to pursue another professional opportunity. In order to assist with the transition, Mr. Park intends to remain with Duoyuan until the completion of the third party review or June 30, 2011, whichever is earlier. The Company is in the process of engaging a professional international search firm to assist in appointing a successor.
Mr. Wenhua Guo, the Company’s Chairman and Chief Executive Officer, stated, “Steve’s expertise and leadership during the IPO and subsequent public company reporting periods has been invaluable to us. We are actively initiating the new hire recruitment process, and some of the key qualities we seek include knowledge of the U.S. capital markets, a strong accounting background and experience in communicating with a diversified shareholder base.
“On behalf of the Board of Directors and the management team, I would like to thank Steve for his contributions to the Company and wish him the best in his future endeavor,” concluded Guo.
About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: water conservation, including circulating water treatment; water purification; and water reuse treatment, including wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Contact Information
 ICR, LLC
In the U.S.: Ashley M. Ammon: 1-646-277-1227
In China: Wen Lei Zheng: 86-10-6583-7510